CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition
as of December 31, 2017
and Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2018
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-16514

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Main Street
(No. and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian Teller (720) 418-4256
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 Mission Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
of Charles Schwab & Co., Inc.:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

February 26, 2018

We have served as the Company's auditor since 1976.

CHARLES SCHWAB & CO., INC.

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except share and per share amounts)

_____

Assets

Cash and cash equivalents	$	641
Cash and investments segregated and on deposit for regulatory purposes		
(including resale agreements of $6,596)		14,954
Receivables from brokers, dealers, and clearing organizations		642
Receivables from brokerage clients — net		20,652
Securities owned — at fair value		462
Equipment, office facilities, and property — net		897
Goodwill		935
Intangible assets — net		75
Other assets		598
Total assets	$	39,856
Liabilities and Stockholder's Equity		
Payables to brokers, dealers, and clearing organizations	$	1,259
Payables to brokerage clients		31,268
Accrued expenses and other liabilities		2,609
Finance lease obligation		61
Total liabilities		35,197
Stockholder's equity:		
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued		—
Common stock — 7,000,000 shares authorized; $.10 par value		
per share; 2,823,000 shares issued and outstanding		—
Additional paid-in capital		2,447
Retained earnings		2,212
Total stockholder's equity		4,659
Total liabilities and stockholder's equity	$	39,856

See Notes to Consolidated Statement of Financial Condition.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)
_____

1.   Organization and Nature of Business

Charles Schwab & Co., Inc. is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Charles Schwab & Co. Inc. and its wholly-owned subsidiary (collectively referred to as "CS&Co," "we," "us," "our," or "the Company"). CS&Co is a securities broker-dealer with over 345 domestic branch offices in 46 states, as well as a branch in the Commonwealth of Puerto Rico. In addition, CS&Co serves clients in England, Hong Kong, Singapore and Australia through various CSC subsidiaries.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), the fifty states, the District of Columbia and Puerto Rico and as an investment advisor with the SEC. We are regulated by the Commodities Futures Trading Commission (CFTC) with respect to the commodity futures and trading activities we conduct as an introducing broker. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations. CS&Co is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), NYSE Arca, and the Chicago Board Options Exchange. Our primary regulators are FINRA, the MSRB for municipal securities, and the National Futures Association for futures and commodities trading activities.

2.   Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States (U.S.), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Certain estimates relate to valuation of tax accruals and legal and regulatory reserves. Actual results may differ from those estimates. Intercompany balances and transactions have been eliminated.

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. Government and agency securities. Resale agreements are accounted for as collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The Company obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by the Company, with additional collateral obtained to ensure full collateralization. Cash and investments segregated also include certificates of deposit and U.S. Government securities. Certificates of deposit and U.S. Government securities are recorded at fair value. Pursuant to the SEC's Customer Protection Rule, cash balances not

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

collateralizing margin positions and not swept to money market funds or bank deposit accounts, are segregated by CS&Co for the exclusive benefit of clients.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans to securities brokerage clients and other trading receivables from clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for doubtful accounts. The Company monitors margin levels and requires clients to deposit additional collateral, or reduce margin positions to meet minimum collateral requirements if the fair value of the collateral changes. Receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved for in the allowance for doubtful accounts, except in the case of confirmed fraud, which is reserved immediately. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the statement of financial condition. The allowance for doubtful accounts for brokerage clients and related activity was immaterial for the period presented.

Securities owned

Securities owned are recorded at fair value based on quoted market prices or other observable market data.

Securities borrowed and securities loaned

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The market value of securities borrowed and loaned are monitored, with additional collateral obtained or refunded to maintain full collateralization.

Equipment, office facilities, and property

Equipment, office facilities, and property are recorded at cost net of accumulated depreciation and amortization, except for land, which is recorded at cost. Equipment, office facilities, and property include certain capitalized costs of acquired or internally developed software. Costs for internally developed software are capitalized when the costs relate to development of approved projects for our internal needs that result in additional functionality. Costs related to preliminary project and post-project activities are expensed as incurred. Equipment, office facilities, and property (other than land) are depreciated on a straight-line basis over their estimated useful lives. Estimated useful lives are as follows:

Equipment and office facilities	5 to 7 years
Buildings	20 to 40 years
Software	3 or 5 years [1]
Leasehold improvements	Lesser of useful life or lease term

[1] Amortized over contractual term if less than three years.

Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

Goodwill

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for this excess. The Company's annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and Company specific factors such as market capitalization in excess of net assets, trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair values of each of the Company's reporting units (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to their carrying values.

Intangible assets

Finite-lived intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit. All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Guarantees and indemnifications

The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of obligations relating to guarantees are estimated based on transactions for similar guarantees or expected present value measures.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The Company's policy is to recognize transfers of financial instruments between levels as of the beginning of the reporting period in which a transfer occurs.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets and liabilities measured at fair value on a recurring basis include certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, and securities owned. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets.

Our primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

Fair value of other financial instruments

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of other financial instruments are described below. Our financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

- *Cash and cash equivalents* are short-term in nature and accordingly are recorded at amounts that approximate fair value.

- *Cash and investments segregated and on deposit for regulatory purposes* include cash and securities purchased under resale agreements. Securities purchased under resale agreements are short-term in nature and are backed by collateral that both exceeds the carrying value of the resale agreement and is highly liquid in nature. Accordingly, the carrying values of these financial instruments approximate their fair values.

- *Receivables from/payables to brokers, dealers, and clearing organizations* are short-term in nature, recorded at contractual amounts and historically have been settled at those values. Accordingly, the carrying values of these financial instruments approximate their fair values.

- *Receivables from/payables to brokerage clients — net* are short-term in nature, recorded at contractual amounts and historically have been settled at those values. Accordingly, the carrying values of these financial instruments approximate their fair values.

- *Financial instruments included in other assets* primarily consist of cost method investments and other loans and advances whose carrying values approximate their fair values.

- *Financial instruments included in accrued expenses and other liabilities* consist of drafts payable and certain amounts due under contractual obligations. The carrying values of these instruments approximate their fair values.

- *Finance lease obligation is recorded at carrying value, which approximates fair value.*

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

New Accounting Standards

Adoption of New Accounting Standards

Standard	Description	Required Date of Adoption	Effects on the Consolidated Statement of Financial Condition or Other Significant Matters
ASU 2016-09, "Stock Compensation - Improvements to Employee Share-Based Payment Accounting (Topic 718)"	Requires entities to recognize the income tax effects for the difference between generally accepted accounting principles in the U.S. (GAAP) and federal income tax treatment (i.e., excess tax benefit or deficiency) of share-based awards in the income statement when the awards vest or are settled, rather than recording such effects in additional paid-in capital. Provides entities with an accounting policy election to account for the impact of forfeitures of awards on compensation expense as they occur or continue with the current practice of estimating forfeitures at the grant date to determine the number of awards expected to vest and adjusting that estimate as necessary.	January 1, 2017	The Company's retained earnings were increased by approximately $77 million in 2017. Future effects will depend on the Company's share price, restricted stock vesting, and the volume of equity incentive options exercised. The Company made an accounting policy election to continue its current practice of estimating forfeitures.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

New Accounting Standards Not Yet Adopted

Standard	Description	Required Date of Adoption	Effects on the Consolidated Statement of Financial Condition or Other Significant Matters
ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" and related ASUs	Clarifies that revenue from contracts with clients should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. Adoption allows either full or modified retrospective transition. Full retrospective transition will require a cumulative effect adjustment to retained earnings as of the earliest comparative period presented. Modified retrospective transition will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance.	January 1, 2018	The guidance does not apply to revenue earned from the Company's loans and securities. Accordingly, net interest revenue will not be impacted. The primary impact for the Company will be the capitalization of sales commissions paid to employees for obtaining new contracts with clients on the consolidated statement of financial condition. These capitalized costs will result in an asset of $219 million and a related deferred tax liability of $51 million upon adoption. The asset will subsequently be amortized to expense over time as the related revenues are recognized The Company adopted the revenue recognition guidance as of January 1, 2018 using the modified retrospective method. The Company's implementation work is now substantially complete.
ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10)"	Requires: (i) equity investments to be measured at fair value, with changes in fair value recognized in net income, unless the equity method is applied or the equity investments do not have readily determinable fair values in which case a practical alternative may be elected; (ii) use of an exit price when measuring the fair value of financial instruments for disclosures; (iii) separate presentation of financial assets and liabilities by measurement category and form of instrument on the balance sheet or in the accompanying notes. Adoption requires a cumulative effect adjustment to the balance sheet as of the beginning of the year of initial application, except for certain changes that require prospective adoption.	January 1, 2018	The Company does not expect this guidance will have a material impact on its consolidated statement of financial condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

Standard	Description	Required Date of Adoption	Effects on the Consolidated Statement of Financial Condition or Other Significant Matters
ASU 2016-02, "Leases (Topic 842)"	Amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances, and expanded lease disclosures. Adoption requires modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard. Certain transition relief is permitted if elected by the entity.	January 1, 2019	The Company does not expect this guidance will have a material impact on its retained earnings, but it will result in a gross up of the consolidated statement of financial condition due to recognition of right-of-use assets and lease liabilities based on the present value of remaining operating lease payments (see Note 10) for the undiscounted future annual minimum rental commitments for operating leases). The Company is evaluating its adoption method due to a recently proposed ASU that provides an alternative adoption method. The Company is refining its methodology to estimate the right of use assets and lease liabilities and working on system updates to apply the lease accounting changes. The full population of contracts that may be subject to consolidated statement of financial condition recognition is still being evaluated, but is nearly complete. The Company has further work to perform related to disclosures.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

Standard	Description	Required Date of Adoption	Effects on the Consolidated Statement of Financial Condition or Other Significant Matters
ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"	Provides guidance for recognizing impairment of most debt instruments measured at amortized cost, including loans and held to maturity debt securities. Requires estimating current expected credit losses (CECL) over the remaining life of an instrument or a portfolio of instruments with similar risk characteristics based on relevant information about past events, current conditions, and reasonable forecasts. The initial estimate of, and the subsequent changes in, CECL will be recognized as credit loss expense through current earnings and will be reflected as an allowance for credit losses offsetting the carrying value of the financial instrument(s) on the balance sheet. Amends the other-than-temporary impairment (OTTI) model for available for sale (AFS) debt securities by requiring the use of an allowance, rather than directly reducing the carrying value of the security, and eliminating consideration of the length of time such security has been in an unrealized loss position as a factor in concluding whether a credit loss exists.

Adoption requires a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the entity applies the new guidance except that a prospective transition is required for AFS debt securities for which an OTTI has been recognized prior to the effective date. | January 1, 2020 (early adoption permitted) | The Company is currently evaluating the impact of this guidance on its consolidated statement of financial condition. Initial implementation work performed to date has focused on evaluating the Company's impacted assets, including loans and investment securities. The Company has also been evaluating its current data and system capabilities and considering additional data sources and system enhancements. Additional work to be completed includes an in-depth analysis for each impacted asset type, selection of methods, and changes to policies and procedures. |

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

Standard	Description	Required Date of Adoption	Effects on the Consolidated Statement of Financial Condition or Other Significant Matters
ASU 2017-08, "Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities"	Shortens the amortization period for the premium on certain callable debt securities to the earliest call date. The amendments are applicable to any purchased individual debt security with an explicit and noncontingent call feature with a fixed price on a preset date. ASU 2017-08 does not impact the accounting for callable debt securities held at a discount. Adoption requires modified retrospective transition as of the beginning of the period of adoption through a cumulative-effect adjustment to retained earnings.	January 1, 2019 (early adoption permitted)	The Company is currently evaluating the impact of adopting this guidance on its consolidated statement of financial condition.

3. Receivables from and Payables to Brokerage Clients

Receivables from and payables to brokerage clients as of December 31, 2017 are as follows:

Receivables		
Margin loans, net of allowance for doubtful accounts	$	18,331
Other brokerage receivables		2,321
Receivables from brokerage clients — net	$	20,652

Payables		
Interest-bearing payables	$	22,840
Non-interest-bearing payables		8,428
Payables to brokerage clients	$	31,268

At December 31, 2017, approximately 22% of the Company's total client accounts were located in California.

4. Securities Owned

A summary of securities owned at December 31, 2017 is as follows:

Equity and bond mutual funds	$	241
Schwab Funds® money market funds		135
State and municipal debt obligations		52
Equity, U.S. Government and corporate debt, and other securities		34
Total securities owned	$	462

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions. The positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. State and municipal debt obligations, equity, U.S. Government and corporate debt, and other securities include securities held to meet clients' trading activities.

5.   **Equipment, Office Facilities, and Property**

Equipment, office facilities, and property at December 31, 2017 are as follows:

Software	$	1,470
Buildings		372
Leasehold improvements		350
Information technology equipment		323
Furniture and equipment		178
Telecommunications equipment		63
Land		49
Construction in progress		35
Total equipment, office facilities, and property		2,840
Accumulated depreciation and amortization		(1,943)
Total equipment, office facilities, and property — net	$	897

6.   **Intangible Assets and Goodwill**

Intangible assets at December 31, 2017 are as follows:

	Gross Carrying Value		Accumulated Amortization		Net Carrying Value
Client relationships	$	196 $	(142) $		54
Technology		70	(49)		21
Total intangible assets	$	266 $	(191) $		75

Goodwill increased $507 million in 2017 to $935 million and intangible assets increased $75 million due to the common control transfer from Charles Schwab Futures, Inc. (see Note 13).

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

7.   Other Assets

The components of other assets at December 31, 2017 are as follows:

Accounts receivable [1]	$	279
Prepaid expenses		119
Receivables from affiliates		96
Income tax receivable		53
Interest and dividends receivable		23
Other		28
Total other assets	$	598

[1] Accounts receivable includes accrued service fee income.

8.   Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations at December 31, 2017 are as follows:

Deposits for securities loaned	$	966
Payables to broker-dealers		153
Payables to clearing organizations		96
Payables for securities failed to receive		44
Total payables to brokers, dealers, and clearing organizations	$	1,259

9.   Borrowings

CS&Co maintains a $3.5 billion credit facility with CSC which is scheduled to expire in December 2020. Borrowings under this facility do not qualify as regulatory capital for CS&Co. There was $448 million drawn under this facility at December 31, 2017. This amount is included in accrued expenses and other liabilities on the consolidated statement of financial condition.

To manage its regulatory capital requirement, CS&Co maintains a $1.5 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes and is scheduled to expire in March 2018. There were no borrowings outstanding under this facility at December 31, 2017.

Subordinated borrowings are included in CS&Co's net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid (see Note 15).

A CS&Co subsidiary has a finance lease obligation related to an office building and land under a 20-year lease. At December 31, 2017, the carrying value of the office building and land was $69 million. The remaining finance lease obligation

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)
_____

of $61 million at December 31, 2017, is being reduced by a portion of the lease payments over the remaining lease term through June 30, 2024. CS&Co has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned subsidiary. Accordingly, we do not consolidate the assets and liabilities of the subsidiary for purposes of our net capital computation.

To manage short-term liquidity, we maintain uncommitted, unsecured bank credit lines with several banks. CSC has direct access to certain of these credit lines, which if borrowed, would reduce the amount available to us. There were no borrowings outstanding under these lines at December 31, 2017.

10.   Commitments and Contingencies

Operating leases and other commitments: CS&Co has non-cancelable operating leases for office space and equipment. In addition, CS&Co leases a data center facility from an affiliate under a five-year lease agreement. The aggregate future minimum rental commitment under the lease was $2 million at December 31, 2017. The agreement includes two additional four-year extension options, which may be exercised at prevailing market rates.

Future annual minimum rental commitments under these operating leases, including the commitment on the lease agreement with an affiliate, net of contractual operating subleases, at December 31, 2017 are as follows:

	Operating Leases	Subleases	Net
2018	$ 134 $	2 $	132
2019	115	2	113
2020	105	2	103
2021	83	2	81
2022	67	1	66
Thereafter	309	—	309
Total	$ 813 $	9 $	804

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

Purchase obligations: The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. The Company has purchase obligations at December 31, 2017 as follows:

2018	$	295
2019		145
2020		68
2021		25
2022		22
Thereafter		181
Total	$	736

Guarantees and indemnifications: CS&Co has clients that sell (i.e., write) listed option contracts that are cleared by the Options Clearing Corporation (OCC) – a clearing house that establishes margin requirements on these transactions. CS&Co partially satisfies the margin requirements by arranging unsecured standby letter of credit agreements (LOCs), in favor of the OCC, which are issued by several banks. At December 31, 2017, the aggregate face amount of these LOCs totaled $225 million. There were no funds drawn under any of these LOCs at December 31, 2017. In connection with its securities lending activities, CS&Co is required to provide collateral to certain brokerage clients. We satisfy the collateral requirements by providing cash as collateral.

CS&Co also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. CS&Co's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. The potential requirement for CS&Co to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Legal contingencies: The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; potential opportunities for settlement and the status of any settlement discussions; and potential insurance coverage and indemnification. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)
_____

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. The Company has provided a description below of one matter in which a material loss is reasonably possible or that may otherwise be of significant interest. The Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

Crago Order Routing Litigation: On July 13, 2016, a securities class action lawsuit was filed in the U.S. District Court for the Northern District of California on behalf of a putative class of customers executing equity orders through CS&Co. The lawsuit names CS&Co and CSC as defendants and alleges that an agreement under which CS&Co routed orders to UBS Securities LLC between July 13, 2011 and December 31, 2014 violated CS&Co's duty to seek best execution. Plaintiffs seek unspecified damages, interest, injunctive and equitable relief, and attorneys' fees and costs. After a first amended complaint was dismissed with leave to amend, plaintiffs filed a second amended complaint on August 14, 2017. Defendants again moved to dismiss, and in a decision issued December 5, 2017, the court denied the motion. Defendants have answered the complaint to deny all allegations, and intend to vigorously contest the lawsuit.

11.   Financial Instruments Subject to Off-Balance Sheet Credit Risk

Off-Balance Sheet Credit Risk

Resale agreements: CS&Co enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, CS&Co requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value at or in excess of the resale price. We also set standards for the credit quality of the counterparty, monitor the fair value of the underlying securities as compared to the related receivable, including accrued interest, and require additional collateral where deemed appropriate. CS&Co utilizes the collateral provided under these resale agreements to meet obligations under broker-dealer client protection rules, which place limitations on its ability to access such segregated securities. For CS&Co to repledge or sell this collateral, it would be required to deposit cash and/or securities of an equal amount into its segregated reserve bank accounts in order to meet its segregated cash and investment requirement. CS&Co's resale agreements are not subject to master netting arrangements.

Securities lending: CS&Co loans brokerage client securities temporarily to other brokers and clearing houses in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. CS&Co mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. We also borrow securities from other broker-dealers to fulfill short sales by brokerage clients and deliver cash to the lender in exchange for the securities. The fair value of these borrowed securities was $215 million at

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

December 31, 2017. All of our securities lending transactions are through a program with a clearing organization, which guarantees the return of cash to us and is subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities lending transactions. Therefore, the securities loaned and securities borrowed are presented gross in the consolidated statement of financial condition.

The following table presents information about our resale agreements and securities lending activity depicting the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2017.

	Gross Assets/ Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		Net Amount
				Counterparty Offsetting	Collateral	
Assets:						
Resale agreements [1]	$ 6,596	$ —	$ 6,596	$ —	$ (6,596) [2]	$ —
Securities borrowed [3]	222	—	222	(199)	(22)	1
Total	$ 6,818	$ —	$ 6,818	$ (199)	(6,618)	$ 1
Liabilities:						
Securities loaned [4,5]	$ 966	$ —	$ 966	$ (199)	(670)	$ 97
Total	$ 966	$ —	$ 966	$ (199)	(670)	$ 97

[1] Included in cash and investments segregated and on deposit for regulatory purposes in the consolidated statement of financial condition.

[2] Actual collateral was greater than or equal to 102% of the related assets. At December 31, 2017, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $6.7 billion.

[3] Included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition.

[4] Included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned at December 31, 2017.

[5] Securities loaned are predominantly comprised of equity securities held in client brokerage accounts with overnight and continuous remaining contractual maturities.

Client trade settlement: CS&Co is obligated to settle transactions with brokers and other financial institutions even if our clients fail to meet their obligations to us. Clients are required to complete their transactions on settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

Margin lending: Clients with margin loans have agreed to allow CS&Co to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, and the amounts pledged by the Company, as of December 31, 2017.

Fair value of client securities available to be pledged	$	25,905
Fair value of client securities pledged for:		
Fulfillment of requirements with the Options Clearing Corporation [1]		2,280
Fulfillment of client short sales		2,011
Securities lending to other broker-dealers		784
Total collateral pledged	$	5,075

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $78 million as of December 31, 2017.

[1]   Client securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

12.   Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not transfer any assets or liabilities between Level 1, Level 2, or Level 3 during 2017. In addition, the Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2017.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2017. Liabilities recorded at fair value were not material, and therefore are not included in the following table:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Cash equivalents:				
Money market funds	$ 169	$ —	$ —	$ 169
Investments segregated and on deposit for regulatory purposes:				
Certificates of deposit	—	2,198	—	2,198
U.S. Government securities	—	3,658	—	3,658
Total investments segregated and on deposit for regulatory purposes	—	5,856	—	5,856
Securities owned:				
Equity and bond mutual funds	241	—	—	241
Schwab Funds® money market funds	135	—	—	135
State and municipal debt obligations	—	52	—	52
Equity, U.S. Government and corporate debt, and other securities	2	32	—	34
Total securities owned	378	84	—	462
Total	$ 547	$ 5,940	$ —	$ 6,487

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

Fair Value of Other Financial Instruments

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of other financial instruments are also described in Note 2. There were no significant changes in these methodologies or assumptions during 2017. The following table presents the fair value hierarchy for other financial instruments at December 31, 2017:

	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets:					
Cash and cash equivalents	$ 472	$ —	$ 472	$ —	$ 472
Cash and investments segregated and on deposit for regulatory purposes	9,092	—	9,092	—	9,092
Receivables from brokers, dealers, and clearing organizations	642	—	642	—	642
Receivables from brokerage clients — net	20,645	—	20,645	—	20,645
Other assets	11	—	11	—	11
Total	$ 30,862	$ —	$ 30,862	$ —	$ 30,862
Liabilities:					
Payables to brokers, dealers, and clearing organizations	$ 1,259	$ —	$ 1,259	$ —	$ 1,259
Payables to brokerage clients	31,268	—	31,268	—	31,268
Accrued expenses and other liabilities	1,248	—	1,248	—	1,248
Finance lease obligation	61	—	61	—	61
Total	$ 33,836	$ —	$ 33,836	$ —	$ 33,836

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

13.   Related-Party Transactions

Certain related-party transactions between CS&Co, CSC and its affiliates are described below. Based on the relationships discussed below, the accompanying consolidated statement of financial condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

In October 2017, Charles Schwab Futures, Inc. (CSF), formerly known as optionsXpress, Inc., a wholly-owned subsidiary of optionsXpress Holdings, Inc., which is a wholly-owned subsidiary of CSC, transferred all of its retail brokerage customer accounts along with the related operations and other assets and liabilities, including the related goodwill to CS&Co. No consideration was paid by CS&Co to CSF for the transfer of CSF's retail brokerage business and no gain or loss was recorded. Both CSF and CS&Co are wholly-owned subsidiaries of CSC; therefore, the transfer of the retail brokerage business from CSF to CS&Co was accounted for as a common control transaction at carrying values for financial reporting purposes. Equal assets and liabilities attributable to customer accounts were transferred and did not impact equity. Goodwill, other intangibles, and other assets and liabilities were transferred at carrying value with a corresponding increase to equity of $540 million. The Company determined that the transfer did not result in a change in reporting entity for the Company's stand-alone consolidated statement of financial condition pursuant to Accounting Standards Codification (ASC) 250 and therefore accounted for the transfer prospectively from the date of the transfer.

The Company has receivables and payables from Charles Schwab Bank (Schwab Bank), a subsidiary of CSC, related to the movement of customer money on a one day lag. At December 31, 2017, the Company had $89 million and $123 million in receivables from and payables to Schwab Bank, respectively. These amounts are included in receivables from brokerage clients – net and payables to brokerage clients respectively, on the consolidated statement of financial condition.

CS&Co provides administrative services for Charles Schwab Investment Management, Inc. and Schwab Retirement Plan Services, Inc., both subsidiaries of CSC, and other affiliates.

CS&Co enables clients to sweep excess cash held in brokerage accounts into deposit accounts at Schwab Bank. At December 31, 2017, these sweep deposit balances totaled $148.2 billion. Additionally, CS&Co provides technology, support, and other services to Schwab Bank, and other affiliates.

CS&Co pays management fees to affiliates for recordkeeping and administrative services. In addition, clients of Schwab Retirement Plan Services, Inc. transact certain brokerage business with CS&Co, for which we pay Schwab Retirement Plan Services, Inc. a percentage of the asset management and administrative fee revenues generated.

Receivables from affiliates were $96 million at December 31, 2017 and are included in other assets. Payables to affiliates including the effects of the transactions listed above were $123 million at December 31, 2017 and are included in accrued expenses and other liabilities.

CSC provides CS&Co with a $3.5 billion credit facility, which is scheduled to expire in December 2020. There was $448 million drawn under this facility at December 31, 2017. This amount is included in accrued expenses and other liabilities on the consolidated statement of financial condition.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

To manage its regulatory capital requirement, CS&Co maintains a $1.5 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes and is scheduled to expire in March 2018. There were no borrowings outstanding under this facility at December 31, 2017.

14.   Employee Incentive and Retirement Plans

Employees, officers, and directors of CS&Co participate in stock incentive plans sponsored by CSC.

CSC's share-based incentive plans provide for granting options and restricted stock units to employees, officers, and directors. In addition, CSC offers retirement and employee stock purchase plans to eligible employees.

CSC issues shares for stock options and restricted stock units from treasury stock. At December 31, 2017, CSC was authorized to grant up to 44 million common shares under its existing stock incentive plans. Additionally, at December 31, 2017, CSC had 37 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2017, CSC had $268 million of total unrecognized compensation cost related to outstanding stock options and restricted stock units, which is expected to be recognized through 2021 with a remaining weighted-average service period of 1.9 years for stock options, 2.4 years for restricted stock units, and 0.3 years for performance stock units.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire ten years from the date of grant. Options generally vest annually over a one- to four-year period from the date of grant.

CSC's stock option activity is summarized below:

	Number of Options (in millions)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2017	32 $	26.16	6.38 $	814
Vested and expected to vest at December 31, 2017	31 $	26.02	6.35 $	811
Vested and exercisable at December 31, 2017	20 $	20.82	5.02 $	612

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

Information on CSC's stock options granted and exercised for the year ended December 31, 2017 is presented below:

Weighted-average fair value of options granted per share	$	13.04
Cash received from options exercised		171
Tax benefit realized on options exercised		70
Aggregate intrinsic value of options exercised		241

CSC's management uses an option pricing model to estimate the fair value of options granted. The model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. CSC's management uses historical option exercise data, which includes employee termination data, to estimate the probability of future option exercises. The Black-Scholes model is used to solve for the expected life of options. The assumptions used to value CSC's options granted during 2017 and their expected lives were as follows:

Weighted-average expected dividend yield	1.06%
Weighted-average expected volatility	34%
Weighted-average risk-free interest rate	2.1%
Expected life (in years)	4.1 - 5.3

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period. Restricted stock units are restricted from transfer or sale and generally vest annually over a three- to five-year period, while performance-based restricted stock units also require CSC achieve certain financial or other measures prior to vesting. The fair value of restricted stock units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The fair value of the restricted stock units that vested during 2017 was $127 million.

CSC's restricted stock units activity is summarized below:

	Number of Units (In millions)	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2017	7 $	35.16

Retirement Plan

Employees of CS&Co can participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

Financial Consultant Career Achievement Plan

CSC's Financial Consultant (FC) career achievement plan was implemented in January 2014 and is a noncontributory, unfunded, nonqualified plan for eligible FCs. An FC is eligible for earned cash payments after retirement contingent upon meeting certain performance levels, tenure, age and client transitioning requirements. Allocations to the plan are completed annually by CSC and are subject to general creditors of CSC. Based on the performance level achieved, an FC will receive an award calculated as a percentage of eligible compensation. Full vesting occurs when an FC reaches 60 years of age and has at least ten years of service with CSC. CSC is using the Society of Actuaries MP-2017 mortality improvement scale for its mortality assumptions.

CSC records the projected benefit obligation and accumulated other comprehensive income (AOCI) impact related to the FC career achievement plan.

The following table presents the changes in CSC's projected benefit obligation as of December 31, 2017:

Projected benefit obligation at end of year [1]	$	44

[1] This amount is recognized as a liability on CSC's consolidated balance sheets and also depicts the accumulated benefit obligation.

The following tables present the change in AOCI attributable to the components of the net cost and the change in benefit obligation and the amounts recognized in AOCI on CSC's consolidated balance sheets as of December 31, 2017:

Change in AOCI:		
Beginning balance	$	1
Actuarial gain/(loss)		(11)
Ending balance	$	(10)

Components in AOCI:		
Net gain/(loss)	$	(10)
Amount recognized in AOCI	$	(10)
Tax effect	$	4
Net amount recognized in AOCI	$	(6)

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)
_____

15.   Taxes on Income

On December 22, 2017, P.L. 115-97, known as the Tax Cuts and Jobs Act (the Tax Act), was signed into law. Among other things, the Tax Act lowers the federal corporate income tax rate from 35% to 21%, effective for tax years including or commencing January 1, 2018. The SEC staff issued Staff Accounting Bulletin (SAB) 118, which provides guidance on accounting for the effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the enactment date for companies to complete the accounting under ASC 740 Income Taxes. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent a company's accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the consolidated statement of financial condition.. If a company cannot determine a provisional estimate to be included in the consolidated statement of financial condition, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

In connection with our initial analysis of the impact of the Tax Act, CS&Co recognized a one-time non-cash liability reduction in the fourth quarter of 2017 associated with the remeasurement of net deferred tax liabilities related to the Tax Act. While we were able to make a reasonable estimate of the impact of the reduction in the corporate tax rate, our accounting for various elements of the Tax Act may be affected by other related analysis. As such, the impact of the Tax Act is an estimate pending further information and the analysis noted.

The temporary differences that created deferred tax assets and liabilities as of December 31, 2017 are detailed below:

Deferred tax assets:		
Employee compensation, severance, and benefits	$	91
Facilities lease commitments		14
Reserves and allowances		8
Deferred rent		8
State and local taxes		1
Other		3
Total deferred tax assets		125
Deferred tax liabilities:		
Capitalized internal-use software development costs		(89)
Depreciation and amortization		(43)
Prepaid maintenance		(7)
Total deferred tax liabilities		(139)
Deferred tax liabilities — net [1]	$	(14)

[1] Amounts are included in accrued expenses and other liabilities on the consolidated statement of financial condition at December 31, 2017.

The Company's unrecognized tax benefits totaled $107 million as of December 31, 2017, $100 million of which if recognized, would affect the annual effective tax rate.

CS&Co had approximately $4 million for the payment of interest and penalties accrued at December 31, 2017.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
(Tabular amounts in millions, except option price amounts)

_____

CSC's consolidated federal income tax returns for 2011 through 2016 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

16.   Regulatory Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). We compute net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by CS&Co. At December 31, 2017, 2% of aggregate debit balances was $435 million, which exceeded the minimum dollar requirement of $250,000. Under the alternative method, we may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2017, CS&Co's net capital was $2.1 billion (10% of aggregate debit balances), which was $1.7 billion in excess of its minimum required net capital and $1.0 billion in excess of 5% of aggregate debit balances.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 (Customer Protection Rule) and other applicable regulations, which requires us to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. The SEC Customer Protection Rule requires broker-dealers to segregate client fully paid securities and cash balances not collateralizing margin positions and not swept to money market funds or bank deposit accounts. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2017 totaled $15.3 billion. On January 3, 2018, the Company deposited a net amount of $704 million of cash into its segregated reserve accounts.

Certain broker-dealers have chosen to maintain proprietary securities accounts with us. We compute a separate reserve requirement for Proprietary Accounts of Broker-Dealers (PAB) and segregate a portion of cash to meet this requirement.

17.   Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2017, through the date the consolidated statement of financial condition was issued. Based on this evaluation, other than as recorded or disclosed within this consolidated statement of financial condition and related notes, the Company has determined none of these events were required to be recognized or disclosed.

****